UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Ocera Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67552 A 10 8

(CUSIP Number)

W. STEPHEN HOLMES III

INTERWEST PARTNERS

2710 SAND HILL ROAD, SUITE 200

MENLO PARK, CALIFORNIA 94025

TELEPHONE: (650) 854-8585

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the Reporting Persons (as defined below) to report the acquisition of shares of Common Stock (as defined below) of the Issuer (as defined below) on July 15, 2013 as described in Item 3 below.

2.

CUSIP No. 67552 A 10 8	13D

1.	Name of Reporting Persons InterWest Partners IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 853,906 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 853,906 shares of Common Stock (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 853,906 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.6% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by InterWest Partners IX, L.P. (“InterWest IX”), InterWest Management Partners IX, LLC (“IMP IX,” together with InterWest IX, the “InterWest Entities”), Philip T. Gianos (“Gianos”), W. Stephen Holmes III (“Holmes”), Gilbert H. Kliman (“Kliman”), Arnold L. Oronsky (“Oronsky”), Nina Kjellson (“Kjellson”), Douglas A. Pepper (“Pepper”), Bruce A. Cleveland (“Cleveland”) and Khaled A. Nasr (“Nasr”). Together with the InterWest Entities, Gianos, Holmes, Kliman, Oronsky, Kjellson, Pepper, Cleveland and Nasr are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX and include: (i) 825,826 shares of Common Stock (ii) 10,314 shares of Common Stock issuable pursuant to common stock purchase warrants, and (iii) 17,766 shares issuable upon exercise of a stock option held by InterWest IX within 60 days of the date of this filing. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Kjellson, Pepper, Cleveland and Nasr are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX.
(3)	This percentage set forth on the cover sheets is calculated based on 11,287,924 shares of the Common Stock outstanding of the Issuer based on information received from the Issuer and the transfer agent.

3.

CUSIP No. 67552 A 10 8	13D

1.	Name of Reporting Persons InterWest Management Partners IX, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 853,906 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 853,906 shares of Common Stock (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 853,906 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.6% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX and include: (i) 825,826 shares of Common Stock (ii) 10,314 shares of Common Stock issuable pursuant to common stock purchase warrants, and (iii) 17,766 shares issuable upon exercise of a stock option held by InterWest IX within 60 days of the date of this filing. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Kjellson, Pepper, Cleveland and Nasr are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX.
(3)	This percentage set forth on the cover sheets is calculated based on 11,287,924 shares of the Common Stock outstanding of the Issuer based on information received from the Issuer and the transfer agent.

4.

CUSIP No. 67552 A 10 8	13D

1.	Name of Reporting Persons Philip T. Gianos
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 853,906 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 853,906 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 853,906 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX and include: (i) 825,826 shares of Common Stock (ii) 10,314 shares of Common Stock issuable pursuant to common stock purchase warrants, and (iii) 17,766 shares issuable upon exercise of a stock option held by InterWest IX within 60 days of the date of this filing. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Kjellson, Pepper, Cleveland and Nasr are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX.
(3)	This percentage set forth on the cover sheets is calculated based on 11,287,924 shares of the Common Stock outstanding of the Issuer based on information received from the Issuer and the transfer agent.

5.

CUSIP No. 67552 A 10 8	13D

1.	Name of Reporting Persons W. Stephen Holmes III
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 853,906 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 853,906 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 853,906 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX and include: (i) 825,826 shares of Common Stock (ii) 10,314 shares of Common Stock issuable pursuant to common stock purchase warrants, and (iii) 17,766 shares issuable upon exercise of a stock option held by InterWest IX within 60 days of the date of this filing. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Kjellson, Pepper, Cleveland and Nasr are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX.
(3)	This percentage set forth on the cover sheets is calculated based on 11,287,924 shares of the Common Stock outstanding of the Issuer based on information received from the Issuer and the transfer agent.

6.

CUSIP No. 67552 A 10 8	13D

1.	Name of Reporting Persons Gilbert H. Kliman
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 853,906 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 853,906 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 853,906 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX and include: (i) 825,826 shares of Common Stock (ii) 10,314 shares of Common Stock issuable pursuant to common stock purchase warrants, and (iii) 17,766 shares issuable upon exercise of a stock option held by InterWest IX within 60 days of the date of this filing. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Kjellson, Pepper, Cleveland and Nasr are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX.
(3)	This percentage set forth on the cover sheets is calculated based on 11,287,924 shares of the Common Stock outstanding of the Issuer based on information received from the Issuer and the transfer agent.

7.

CUSIP No. 67552 A 10 8	13D

1.	Name of Reporting Persons Arnold L. Oronsky
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 853,906 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 853,906 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 853,906 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX and include: (i) 825,826 shares of Common Stock (ii) 10,314 shares of Common Stock issuable pursuant to common stock purchase warrants, and (iii) 17,766 shares issuable upon exercise of a stock option held by InterWest IX within 60 days of the date of this filing. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Kjellson, Pepper, Cleveland and Nasr are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX.
(3)	This percentage set forth on the cover sheets is calculated based on 11,287,924 shares of the Common Stock outstanding of the Issuer based on information received from the Issuer and the transfer agent.

8.

CUSIP No. 67552 A 10 8	13D

1.	Name of Reporting Persons Nina S. Kjellson
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 853,906 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 853,906 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 853,906 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX and include: (i) 825,826 shares of Common Stock (ii) 10,314 shares of Common Stock issuable pursuant to common stock purchase warrants, and (iii) 17,766 shares issuable upon exercise of a stock option held by InterWest IX within 60 days of the date of this filing. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Kjellson, Pepper, Cleveland and Nasr are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX.
(3)	This percentage set forth on the cover sheets is calculated based on 11,287,924 shares of the Common Stock outstanding of the Issuer based on information received from the Issuer and the transfer agent.

9.

CUSIP No. 67552 A 10 8	13D

1.	Name of Reporting Persons Douglas A. Pepper
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 853,906 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 853,906 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 853,906 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX and include: (i) 825,826 shares of Common Stock (ii) 10,314 shares of Common Stock issuable pursuant to common stock purchase warrants, and (iii) 17,766 shares issuable upon exercise of a stock option held by InterWest IX within 60 days of the date of this filing. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Kjellson, Pepper, Cleveland and Nasr are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX.
(3)	This percentage set forth on the cover sheets is calculated based on 11,287,924 shares of the Common Stock outstanding of the Issuer based on information received from the Issuer and the transfer agent.

10.

CUSIP No. 67552 A 10 8	13D

1.	Name of Reporting Persons Bruce A. Cleveland
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 853,906 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 853,906 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 853,906 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX and include: (i) 825,826 shares of Common Stock (ii) 10,314 shares of Common Stock issuable pursuant to common stock purchase warrants, and (iii) 17,766 shares issuable upon exercise of a stock option held by InterWest IX within 60 days of the date of this filing. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Kjellson, Pepper, Cleveland and Nasr are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX.
(3)	This percentage set forth on the cover sheets is calculated based on 11,287,924 shares of the Common Stock outstanding of the Issuer based on information received from the Issuer and the transfer agent.

11.

CUSIP No. 67552 A 10 8	13D

1.	Name of Reporting Persons Khaled A. Nasr
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 853,906 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 853,906 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 853,906 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX and include: (i) 825,826 shares of Common Stock (ii) 10,314 shares of Common Stock issuable pursuant to common stock purchase warrants, and (iii) 17,766 shares issuable upon exercise of a stock option held by InterWest IX within 60 days of the date of this filing. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Kjellson, Pepper, Cleveland and Nasr are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX.
(3)	This percentage set forth on the cover sheets is calculated based on 11,287,924 shares of the Common Stock outstanding of the Issuer based on information received from the Issuer and the transfer agent.

12.

Item 1.	Security and Issuer

a)	This statement on Schedule 13D relates to the common stock, par value $0.00001 per share (“Common Stock”) of Ocera Therapeutics, Inc. (formerly known as Tranzyme, Inc.), a Delaware corporation developing novel therapeutics for liver diseases (“Ocera,” or the “Issuer”).

b)	The principal executive offices of the Issuer are located at 12651 High Bluff Drive, Suite 230, San Diego, California 92130.

Item 2.	Identity and Background

a)	The persons and entities filing this statement are InterWest Partners IX, L.P. (“InterWest IX”), InterWest Management Partners IX, LLC (“IMP IX,” together with InterWest IX, the “InterWest Entities”), Philip T. Gianos (“Gianos”), W. Stephen Holmes III (“Holmes”), Gilbert H. Kliman (“Kliman”), Arnold L. Oronsky (“Oronsky”), Nina Kjellson (“Kjellson”), Douglas A. Pepper (“Pepper”), Bruce A. Cleveland (“Cleveland”) and Khaled A. Nasr (“Nasr”). Together with the InterWest Entities, Gianos, Holmes, Kliman, Oronsky, Kjellson, Pepper, Cleveland and Nasr are herein collectively referred to as the “Reporting Persons”).

b)	The address of the principal place of business of each of the Reporting Persons is 2710 Sand Hill Road, Suite 200, Menlo Park, California 94025.

c)	The principal business of each of the Reporting Persons is the venture capital investment business.

d)	During the last five years, none of the Reporting Persons nor the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	During the last five years, none of the Reporting Persons nor the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	The Listed Persons are United States citizens; InterWest IX is a California limited partnership and IMP IX is a California limited liability company.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling IMP IX (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

On July 15, 2013, the Issuer, completed a business transaction in accordance with the terms of an Agreement and Plan of Merger and Reorganization, dated as of April 23, 2013, (the “Merger Agreement”) by and among Ocera Subsidiary, Inc. (formerly known as Ocera Therapeutics, Inc.; “Surviving Corporation”)), the Issuer and Terrapin Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (the “Merger Subsidiary”). On July 15, 2013, pursuant to the Merger Agreement, Merger Subsidiary merged with and into Surviving Corporation, with Surviving Corporation surviving the merger and becoming a wholly owned subsidiary of the Issuer (the “Merger”), and the Issuer changed its name to Ocera Therapeutics, Inc. The ticker symbol is [NASDAQ: OCRX].

As a result of the Merger and after giving effect to a 12-to-1 reverse stock split, each outstanding share of Surviving Corporation’s s common stock (including shares of its common stock issued on conversion of the convertible notes and conversion of its preferred stock, which securities were converted into common stock immediately prior to the effective time of the Merger, and options and warrant to purchase its securities, which options and warrants were outstanding immediately prior to the effective time of the Merger) automatically converted into the right to receive approximately 0.11969414 shares of the Issuer’s common stock, par value $0.00001 per share. At the effective time of the Merger, each outstanding option, whether or not vested, to purchase Surviving Corporation’s common stock and each warrant to purchase Surviving Corporation’s common stock or preferred stock unexercised prior to the effective time of the Merger was converted into an option or warrant to purchase the Issuer’s Common Stock with appropriate adjustment to the number of shares for which such options and warrants are exercisable and the exercise price thereunder, pursuant to the terms thereof, for the exchange ratio in the Merger. All rights with respect to each Surviving Corporation option or warrant was assumed by the Issuer in accordance with its terms.

13.

Following the closing of the Merger, former Surviving Corporation stockholders owned approximately 71%, and the stockholders of the Issuer owned approximately 29%, of the Issuer’s Common Stock, after giving effect to shares issuable pursuant to Surviving Corporation’s and the Issuer’s outstanding options and warrants immediately prior to the effective time of the Merger. The issuance of the shares of the Issuer’s Common Stock to the former stockholders of Surviving Corporation in connection with the Merger and related transactions was approved by the Issuer’s stockholders at a special meeting held on July 15, 2013. Surviving Corporation’s stockholders adopted the Merger Agreement on April 23, 2013. The Merger is intended to qualify as a tax-free transaction.

On July 15, 2013, pursuant to a Securities Purchase Agreement, dated as of April 23, 2013, InterWest IX acquired from the Issuer 431,435 shares of the Issuer’s Common Stock, at a purchase price of $6.0264 per share and an aggregate gross purchase price of $2,600,000. The funds used by InterWest IX to acquire the securities pursuant to such Securities Purchase Agreement were obtained from capital contributions by its respective partners. No part of the purchase price of the Common Stock paid pursuant to the Securities Purchase Agreement was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such shares of the Common Stock. Kjellson is a member of the Board of Directors of the Issuer and also serves as a Venture Member of IMP IX, which serves as the general partner of InterWest IX.

Item 4.	Purpose of Transaction

InterWest IX agreed to acquire the shares issuable in the Merger and to purchase the securities pursuant to the Securities Purchase Agreement as described in Item 3 hereto for investment purposes with the aim of increasing the value of its investments and the Issuer.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Common Stock Issuable Upon Exercise of Common Stock Purchase Warrants	Shares Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Beneficial Ownership Percentage of Common Stock (1, 4)
InterWest IX	10,314	843,592	853,906	0	853,906	0	853,906	7.6%
IMP IX (2)	0	0	853,906	0	853,906	0	853,906	7.6%
Gianos (2)	0	0	0	853,906	0	853,906	853,906	7.6%
Holmes (2)	0	0	0	853,906	0	853,906	853,906	7.6%

14.

Reporting Persons	Common Stock Issuable Upon Exercise of Common Stock Purchase Warrants	Shares Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Beneficial Ownership Percentage of Common Stock (1, 4)
Kliman (2)	0	0	0	853,906	0	853,906	853,906	7.6%
Oronsky (2)	0	0	0	853,906	0	853,906	853,906	7.6%
Kjellson (3)	0	0	0	853,906	0	853,906	853,906	7.6%
Pepper (2)	0	0	0	853,906	0	853,906	853,906	7.6%
Cleveland (2)	0	0	0	853,906	0	853,906	853,906	7.6%
Nasr (2)	0	0	0	853,906	0	853,906	853,906	7.6%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.
(2)	IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Kjellson, Pepper, Cleveland and Nasr are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Gianos, Holmes, Kliman, Oronsky, Kjellson, Pepper, Cleveland and Nasr own no securities of the Issuer directly as of the date of this filing.
(3)	Amounts for InterWest IX reflected in the columns “shares held directly,” “sole voting power” and “sole dispositive power” include 17,766 shares held by InterWest IX issuable upon exercise of a stock option within 60 days of the date of this filing by virtue of Kjellson’s service as a director of the Issuer.
(4)	This percentage set forth on the cover sheets is calculated based on 11,287,924 shares of the Common Stock outstanding of the Issuer based on information received from the Issuer and the transfer agent.

The information provided in Item 3 is hereby incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D.

15.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2013

INTERWEST PARTNERS IX, L.P.

By:	InterWest Management Partners IX, LLC
Its:	General Partner

By:	/s/ W. Stephen Holmes III
W. STEPHEN HOLMES III
Managing Director

INTERWEST MANAGEMENT PARTNERS IX, LLC

By:	/s/ W. Stephen Holmes III
W. STEPHEN HOLMES III
Managing Director

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Philip T. Gianos

/s/ W. Stephen Holmes III
W. Stephen Holmes III

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Gilbert H. Kliman

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Arnold L. Oronsky

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Nina Kjellson

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Douglas A. Pepper

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Bruce A. Cleveland

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Khaled A. Nasr

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

16.

SCHEDULE I

Managers:

Philip T. Gianos

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

W. Stephen Holmes III

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Gilbert H. Kliman

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Arnold L. Oronsky

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Venture Members:

Nina S. Kjellson

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Venture Member of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Douglas A. Pepper

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Venture Member of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Bruce A. Cleveland

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Venture Member of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Khaled A. Nasr

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Venture Member of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

17.

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D.

18.